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                                                              EXHIBIT (A)(3)(IV)

ANNOUNCING . . .

              VAN KAMPEN AMERICAN CAPITAL PRIME RATE INCOME TRUST
                          COMMENCEMENT OF TENDER OFFER

     It is the policy of the Board of Trustees of the Van Kampen American Capital Prime Rate Income Trust to consider on a quarterly basis whether to make a Tender Offer for common shares of the Trust. We are pleased to announce that the Board has authorized the Trust's thirtieth consecutive quarterly Tender Offer commencing on March 21, 1997, for the purpose of providing liquidity to its shareholders. The commencement of the Tender Offer is announced in today's Wall Street Journal. Shareholders of the Trust will be able to exchange into Class B Shares of eligible Van Kampen American Capital open-end funds excluding the Van Kampen American Capital High Yield Municipal Fund and Van Kampen American Capital Growth Fund, which are closed to new investors. Please note that the exchanged shares will retain the Early Withdrawal Charge schedule of the Trust.

     The Trust is offering to purchase up to 40,608,013 of its common shares (approximately 7% of its issued and outstanding common shares) at a price equal to the net asset value per common share of the Trust as of 5:00 P.M., Eastern Standard Time on April 18, 1997, the expiration date of the Tender Offer (unless extended). The Tender Offer and the withdrawal rights expire at 12:00 Midnight Eastern Standard time on April 18, 1997, unless the Tender Offer is extended. An "Early Withdrawal Charge" will be imposed on most common shares accepted for payment that have been held for less than five years.

     Terms and conditions of the tender offer are contained in the Trust's Offer to Purchase dated March 21, 1997, and the related Letter of Transmittal. Copies are available to you upon request by calling the number listed below.

     Shareholders may tender by completing and returning the Letter of Transmittal by April 18, 1997. Alternatively, Selling Firms may tender account positions with a wire order redemption via NSCC Fund/SERV or by calling the Van Kampen American Capital Order Desk at (800) 231-7166, on April 18, 1997 (trade date of the Tender Offer). The Trust's CUSIP is 920914-108.

     Should you have any questions regarding the Tender Offer, please contact Van Kampen American Capital Investor Services Department at (800) 421-5666, between the hours of 7AM and 7PM Central Time.